Filed pursuant to Rule 433
Registration Statement No. 333-160487

GE Interest Plus

P.O. Box 6294
Indianapolis, IN 46209-0626

800-433-4480
www.geinterestplus.com

January 7, 2011

Dear Investor,

I am writing to you today about your investment in GE Interest Plus. On February 14, 2011, GE Interest Plus will be introducing a new lower rate tier for investments that exceed $5 million. Because you maintain more than $5 million in your investment account, this change will impact you.

GE Interest Plus is designed for individuals and small businesses and provides General Electric Capital Corporation (“GE Capital”) with an additional source of funds. In recent years, GE Interest Plus has attracted some high dollar investments, which tend to be volatile. Such volatility increases the concentration risk of the GE Interest Plus pool and dictates an increase in liquidity reserves. GE Capital is making this change to continue to attract investment, while mitigating concentration risk and reducing liquidity reserve requirements.

The new rate tier is designed to encourage investors to maintain investments in amounts below $5 million and will only apply to the portion of your investment that is greater than $5 million. The first $5 million of your personal or business investment will continue to earn the highest GE Interest Plus rate available for such investments. Current rates appear at our website, www.geinterestplus.com.

The GE Interest Plus rate committee will set the rate tier applicable to investment amounts greater than $5 million on February 14, 2011. Revised rates will be posted to our website on the same day and will also be reflected on your February 25, 2011 statement.

Thank you for your continued investment in GE Interest Plus.

Sincerely,

GE Interest Plus

GE Interest Plus is an investment in the senior, unsecured corporate debt of the GECC. You should note that GE Interest Plus Notes are not a money market fund, which is generally a diversified fund consisting of investments in short term debt securities of many companies. Unlike bank accounts and certificates of deposit, GE Interest Plus Notes are not an FDIC-insured deposit. GE Interest Plus Notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program. It is possible to lose money if GECC is unable to pay its debts. Please see the prospectus for important investment information.

The issuer has filed a registration statement (including a prospectus) [Registration Statement No. 333-160487] with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the issuer or, any underwriter or dealer participating in the offering will arrange to mail you the prospectus if you request it by calling toll free 1-800-433-4480.

General Electric Capital Corporation